[Merrill Lynch Logo] Merrill Lynch                            Laurence A. Tosi
                                                              Finance Director

                                                     Merrill Lynch & Co., Inc.

                                                  World Financial Center Fl 31
                                                            New York, NY 10080
                                                           Tel: (212) 449-5203
                                                           Fax: (212) 738-3996

September 19, 2006

BY HAND

Ms. Sharon Blume
Reviewing Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC  20549

Re:   Merrill Lynch & Co., Inc.
      Form 10-K for the Fiscal Year Ended December 30, 2005
      Forms 10-Q for the Fiscal Quarters Ended June 30, 2006 and March 31, 2006 File No. 1-07182

Dear Ms. Blume:

This letter provides the response of Merrill Lynch & Co., Inc. ("Merrill Lynch") to the comments from the staff of the Securities and Exchange Commission (the "Commission") on the Annual Report on Form 10-K for the year ended December 30, 2005 ("2005 Annual Report"), Forms 10-Q for the fiscal quarters ended June 30, 2006 and March 31, 2006 contained in your letter dated September 5, 2006 addressed to Mr. Jeffrey N. Edwards. For your convenience, we have included your comments in bold type along with our responses thereto.

10-K for the Fiscal Year Ended December 30, 2005
------------------------------------------------

Management's Discussion and Analysis
------------------------------------

Liquidity Risk Management, page 48
----------------------------------

Comment 1:
----------

In future filings please explain why you had negative cash flows from operating and investing activities for the periods ending December 31, 2005 and 2004.

Laurence A. Tosi
Merrill Lynch & Co., Inc.
September 19, 2006
Page 2 of 9

Response 1:
-----------

Merrill Lynch will include this disclosure in future filings.

Consolidated Statements of Cash Flows, page 72
----------------------------------------------

Comment 2:
----------

We have reviewed your response to comment 2 of our letter dated July 6, 2006. As the impact of the net cash flows associated with loans you originated and acquired with the intent to sell appears quantitatively and qualitatively material to cash flows from operating and investing activities, please amend your December 31, 2005 10-K and applicable Forms 10-Q to restate your Statements of Cash Flows to present these cash flows as operating activities. Please include a financial statement footnote describing and quantifying the correction of an error.

Response 2:
-----------

We respectfully request that you reconsider our materiality assessment of this error and the related conclusion as to the need to amend previously issued financial statements. We submit the following enhanced discussion for your review, and would welcome an opportunity to discuss our analysis with you further.

As we have previously included in our response, we agree that the classification of cash flows associated with loans originated or acquired with the intent to sell should be reported in cash flows from operating activities. We further agree that the financial statements should be corrected for this misstatement, and have taken steps in this respect. As discussed in our June 14, 2006 response, beginning with the second quarter of 2006 10-Q filing, we disclosed the cash flows associated with loans held for sale within cash flows from operating activities and cash flows associated with loans held for investment within cash flows from investing activities and corrected the prior period to conform to this proper presentation. We provided the following disclosure in Note 1 to the Condensed Consolidated Financial Statements:

During the second quarter of 2006, Merrill Lynch reclassified cash flows from loans held for sale to operating activities, whereas in prior periods, these loans were classified as investing activities. Merrill Lynch believes that classifying cash flows from loans held for sale as operating activities correctly presents the cash flows associated with these loans as they have been acquired primarily for resale. All prior period amounts have been reclassified to conform to the current period presentation.

Laurence A. Tosi
Merrill Lynch & Co., Inc.
September 19, 2006
Page 3 of 9

To the extent that the Staff believes that we should expand or modify this disclosure, we would welcome your recommendations and can address such in future filings.

With respect to previously issued financial statements, it is our judgment that this misstatement does not constitute a material change to our Consolidated Financial Statements which would require an amendment of our previously filed December 31, 2005 10-K and applicable Forms 10-Q. In reaching our conclusion, we considered both quantitative and qualitative analyses as required by SEC Staff Accounting Bulletin ("SAB"): No. 99-Materiality ("SAB 99"), and guidance recently issued in SAB No. 108.

As it relates to cash flow activities of the Company, the below is an analysis of the impact of the misstatement on the Consolidated Statement of Cash Flows:

                                                                          Year to Date
                                        --------------------------------------------------------------------------------
                                          2003        2004        Q105        Q205        Q305        2005        Q106
                                        --------------------------------------------------------------------------------
                                                                      (dollars in millions)
Cash Flows From Operating Activities:
Loans, notes, and mortgages held for
  sale - reclassification amount        ($ 1,395)   ($ 1,332)   ($   299)   ($   528)   ($   967)   ($ 3,300)   ($   867)
Cash Provided by (used for) Operating
  Activities before reclassification       8,656     (14,941)      5,842      (3,173)    (15,459)    (25,658)     (7,173)
Cash Provided by (used for) Operating
  Activities after reclassification        7,261     (16,273)      5,543      (3,701)    (16,426)    (28,958)     (8,040)

Cash Flows From Investing Activities:
Loans, notes, and mortgages held for
  investment before reclassification    ($12,625)   ($ 2,234)   ($ 3,289)   ($ 6,541)   ($ 8,377)   ($12,977)   $    463
Loans, notes, and mortgages held for
  investment after reclassification      (11,230)       (902)     (2,990)     (6,013)     (7,410)     (9,677)      1,330

Change from current presentation           1,395       1,332         299         528         967       3,300         867
Cash Provided For (used in) Investing
  Activities before reclassification     (10,408)     (4,370)     (4,658)     (6,053)     (4,571)     (3,938)        299
Cash Provided For (used in) Investing
  Activities after reclassification       (9,013)     (3,038)     (4,359)     (5,525)     (3,604)       (638)      1,166

We acknowledge that if it were necessary or appropriate for the materiality analysis to be performed solely on a quantitative assessment of the impact on the individual line items and subtotals affected in this one financial statement, the amounts may be viewed as significant in relation to certain subtotals or periods. However, we believe that this approach or analysis is not necessarily valid from two very important perspectives:

1) Materiality is based on the Consolidated Financial Statements taken as a whole.

Even if a purely quantitative materiality assessment approach is taken, such analysis should be made in relation to the consolidated financial statements taken as a whole, and not on an individual financial statement or individual disclosure item. This would appear to be especially critical if the analysis is being performed in order to determine if previously issued financial statements should be amended.

Laurence A. Tosi
Merrill Lynch & Co., Inc.
September 19, 2006
Page 4 of 9

In this regard, we note that the misstatement impacts only the Consolidated Statements of Cash Flows and does not impact any of the other financial statements or disclosures. Net income, earnings per share, equity, nor any balance sheet amounts are impacted by the misstatement. In addition, there is no impact on liquidity, capital or cash balances of Merrill Lynch as a result of this misstatement. Therefore, from an earnings and financial condition perspective, the misstatement is not material in any respect.

The question we then addressed is: Do the amounts misstated in the consolidated cash flow statements impact the overall consolidated financial statements in such a way as to render such previously filed consolidated financial statements misleading to users of our financial statements?

We believe that neither the statements of cash flows nor the information impacted by this misstatement are of equivalent importance or relevance as the Income Statement or Balance Sheet are to users of financial statements for financial services companies. The significance which is typically ascribed to net cash flow streams resulting from total operating and total investing activities in the statement of cash flows is arguably less meaningful for financial services companies where, for example, the total of cash provided by, or used in, operating and investing activities represent the sum of individually large positive and negative cash flows which, when combined, can net to relatively small net balances. These net total amounts (or changes in these amounts from period to period) are not a meaningful measure of materiality nor are they significant indicators of any particular business activity which is meaningful to users of cash flow information for a financial services company. The individual components within operating and investing cash flow categories can fluctuate significantly from period to period based on management decisions with respect to certain core operating activities such as the purchase and sale of securities and lending activities including loans, notes, mortgages and repurchase and resale agreements.

Furthermore, we believe that in our industry the split between the cash flows related to loans, notes and mortgages which are available for sale and those that are held for investment is arguably less relevant, and not necessarily more useful than the combined cash flows associated with this business where management's intentions with respect to these investments can change as a result of market conditions.

Additionally, industry analysts who follow and review companies in this industry generally do not rely on cash flow information for developing earnings' expectations or in analyzing the company's results of operations or financial health. To fully understand and support this view, we have discussed the relevance of the cash flow statement and cash flow information to the users of our financial statements with Guy Moszkowski, a Merrill Lynch analyst who is a prominent industry analyst within the securities industry, who has stated that:

Laurence A. Tosi
Merrill Lynch & Co., Inc.
September 19, 2006
Page 5 of 9

      "In general, very rarely, if at all do we rely on the Statements of Cash Flows in analyzing Investment banking and Brokerage companies; the nature of the business is generally that U.S. GAAP earnings are a good enough approximation of true cash flow. Furthermore, generally speaking, the classifications of the various line items on the cash flow statement into categories (operating, investing and financing) are, in our view, simply not relevant in providing useful input to the investment-decision-making process of a reasonable person. The individual line items can be very useful, but the categories most certainly are not.

     In a previous report on a large financial services company (our initial report on Citigroup dated September 18, 2003), we specifically commented on the fact that using cash flow statements for a financial company is far less straightforward than doing the same analysis for an industrial company. For an industrial, the categorization of sources and uses of cash into operating, investing and financing components is reasonably straightforward. For a financial company, the distinctions are not so clear cut given that what could be categorized as investing activities (for example, the purchase and sale of large amounts of securities) is likely to be part and parcel of the company's core trading operations; "financing" activities like the raising of funds via deposits could also be viewed as operating. Therefore, we often re-cast cash flow data of financial institutions to better reflect a company's cash flows. For example, such re-categorizing of U.S. GAAP information would help us reflect the fact that activities such as trading of securities, capture of deposits, and granting of loans, are all part of the operating activities of the institution."

Therefore, we do not believe that there are any reasons to give the consolidated statement of cash flows, nor the information misstated therein, any special prominence with respect to the materiality assessment performed for the consolidated financial statements taken as a whole for the purpose being discussed herein. In fact, we believe the opposite is more appropriate, in that the statement is generally viewed as less relevant to users of our financial statements.

2) Materiality is an assessment based on quantitative and qualitative factors.

SAB 99 has historically required a robust analysis of misstatements in order to determine if such errors are deemed to be material; such analysis is to weigh relevant qualitative assessments based on the specific facts and circumstances. This perspective on determining materiality has been recently reinforced in SAB 108, which references FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information:

Laurence A. Tosi
Merrill Lynch & Co., Inc.
September 19, 2006
Page 6 of 9

"In describing the concept of materiality, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicates that materiality determinations are based on whether "it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item".

While we appreciate that SAB 108 is intended to address the different methods of quantifying financial statement misstatements, it also addresses when such misstatements, now evaluated under this new guidance, would result in amendments to previously issued financial statements.

Accordingly, we believe that this new guidance provides further support to supplement the quantitative assessment and to carefully consider and weigh the qualitative indications specified in SAB 99. These indicators largely focus on whether or not the misstatement impacts earnings, segment reporting, covenants and contractual requirements, management compensation or concealment of an unlawful transaction. Based on our review of each indicator, as noted below, we believe that the misstatements on the Consolidated Statement of Cash Flows would not be considered material within any of the qualitative indicators specified in SAB 99 as discussed below:

      1) Does the misstatement arise from an item of precise measurement or from an estimate with a significant degree of imprecision inherent in the estimate?

      The misstatement is not the result of amounts that require significant judgment in their measurement. The amounts relate to the classification of cash advanced and cash received on loans.

      2)    Does the misstatement mask a change in earnings or other trends?

      No. As noted above, this misstatement does not impact Merrill Lynch's net income, nor mask any other trends. Specifically, we note that the trend in the Company's cash flows related to activities from loans, notes and mortgages held for investments is consistent with the trend prior to the change in presentation.

      3) Does the misstatement hide a failure to meet analysts' consensus expectations for the enterprise?

      No. The misstatement does not impact net income and therefore does not impact analysts' consensus expectations for Merrill Lynch. Further, we do not believe that analysts view the cash flow statements or the net amounts impacted by this misstatement as a basis for consensus expectations.

Laurence A. Tosi
Merrill Lynch & Co., Inc.
September 19, 2006
Page 7 of 9

      4)    Does the misstatement change a loss into income or vice versa?

      No. The misstatement does not change a loss into income or vice versa as the misstatement does not impact net income. Additionally, the misstatement does not change a source of cash flow to a use of cash flow or vice versa.

      5) Does the misstatement concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability?

      No. The misstatement does not impact segment reporting as cash flows are presented on a consolidated basis.

      6) Does the misstatement affect the registrant's compliance with regulatory requirements?

      No. The misstatement does not affect our compliance with any regulatory requirements. We do not have any regulatory requirements which are based on the net cash flow items nor the individual line items in the cash flow statement which are being restated. Our regulatory requirements are generally based on capital levels.

      7) Does the misstatement affect the registrant's compliance with loan covenants or other contractual requirements?

      No. The misstatement has no impact on any loan covenants or other contractual requirements. We do not have any covenants or other contractual requirements which are based on the net cash flow items nor the individual line items.

      8) Does the misstatement have the effect of increasing management's compensation?

      No. The misstatement would not have affected management's compensation. Management compensation is not based on any cash flow measures.

      9) Does the misstatement involve concealment of an unlawful transaction?

      No. The misstatement relates to the grouping of discreet cash flow movements for presentation in the Consolidated Statement of Cash Flows. It does not pertain to any particular transaction or involve an intentional misstatement or a concealment of an unlawful activity.

Laurence A. Tosi
Merrill Lynch & Co., Inc.
September 19, 2006
Page 8 of 9

For all of the reasons enumerated above as well as our assessment of the relevant importance of the consolidated statements of cash flows and the information misstated in relation to the consolidated financial statements taken as a whole, we do not believe that it is probable that the judgment of a reasonable person relying upon the previously issued financial statements would have been changed or influenced by correction of these cash flow amounts.

Comment 3:
----------

We note your disclosure on page 95 regarding your accounting policies for retained interests in securitized loans. Please tell us how you classify cash flows related to retained interests in securitized loans and your basis for that treatment. In your response, please distinguish between the retained interests classified as trading securities and available-for-sale securities. Describe how you separate the actual amount of cash flows from non-cash exchanges related to the retained interests for reporting on your Statements of Cash Flows.

Response 3:
-----------

Retained interests in securitized loans are classified as either trading assets or securities available-for-sale. Retained interests classified as trading assets are included in cash flows from operating activities within the "Trading assets" line item in the Consolidated Statements of Cash Flows. Retained interests classified as securities available-for-sale are included in cash flows from investing activities within the line items "Maturities of available-for-sale securities", "Sales of available-for-sale securities" and "Purchases of available-for-sale securities" in the Consolidated Statements of Cash Flows.

The basis for this treatment is Statement of Financial Accounting Standards No. 95 - Statement of Cash Flows ("SFAS 95") and Statement of Financial Accounting Standards No. 102 - Statement of Cash Flows - Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale ("SFAS 102"). Specifically, paragraph 15 of SFAS 95 and paragraph 8 of SFAS 102 state that cash flows from operating activities include certain loans or other debt or equity securities that are originated or acquired specifically for resale and are carried at market value or lower of cost or market value through the income statement. Further, paragraph 21 of SFAS 95 states that operating activities include all transactions and other events that are not defined as investing or financing activities as outlined in paragraphs 15-20 of SFAS 95. Merrill Lynch's retained interests in securitized loans classified as trading assets are held specifically for the purpose of resale; they do not result from the activities specified in paragraphs 15-20 of SFAS 95 and therefore, they are included in cash flows from operating activities in the Consolidated Statements of Cash Flows. Retained interests

Laurence A. Tosi
Merrill Lynch & Co., Inc.
September 19, 2006
Page 9 of 9

classified as available-for-sale securities are classified as investing activities as prescribed by paragraph 8 of SFAS 102.

      We hope that this response satisfies your concerns. As always, we look forward to continued dialogue on financial reporting issues. If you have any questions concerning this response, please do not hesitate to contact me at
(212) 449-5203 or our Global Controller, Kathleen Skero, at (212) 449-0173.


                                                Sincerely,

                                                /s/ Laurence A. Tosi

                                                Laurence A. Tosi

                                                Finance Director
                                                Principal Accounting Officer

Cc:   Mr. Dave Irving, Staff Accountant
      Mr. Jeffrey Edwards, Chief Financial Officer